UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2010
Commission file number 0-24762

FIRSTSERVICE CORPORATION
(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [  ]                                                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]                                                      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: May 4, 2010                                                 /s/ John B. Friedrichsen
Name:  John B. Friedrichsen
Title:  Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit                     Description of Exhibit

99.1                          Interim consolidated financial statements for the first quarter ended March 31, 2010.

Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter
March 31, 2010

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with accounting principles generally accepted in the United States of America

	Three months ended March 31
	2010	2009

Revenues	$402,391	$361,009

Cost of revenues	248,822	227,612
Selling, general and administrative expenses	134,485	125,827
Depreciation	6,760	5,739
Amortization of intangible assets	4,751	6,521
Goodwill impairment charge (note 5)	-	29,583
Acquisition-related items (note 6)	(4,559)	-
Operating earnings (loss)	12,132	(34,273)
Interest expense, net	4,076	2,654
Other expense (income), net (note 7)	1,632	(91)
Earnings (loss) before income tax	6,424	(36,836)
Income tax (note 8)	(213)	7,491
Net earnings (loss) from continuing operations	6,637	(44,327)
Net loss from discontinued operations, net of income tax	-	(3,921)
Net earnings (loss)	6,637	(48,248)
Non-controlling interest share of earnings (loss)	4,348	(4,210)
Non-controlling interest redemption increment (note 11)	290	1,916
Net earnings (loss) attributable to the Company (note 12)	1,999	(45,954)
Preferred share dividends	2,525	2,525
Net loss attributable to common shareholders	$(526)	$(48,479)

Net loss per common share (note 13)
Basic
Continuing operations	$(0.02)	$(1.54)
Discontinued operations	0.00	(0.11)
	$(0.02)	$(1.65)

Diluted
Continuing operations	$(0.02)	$(1.54)
Discontinued operations	0.00	(0.11)
	$(0.02)	$(1.65)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) – in accordance with accounting principles generally accepted in the United States of America

	March 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$70,199	$99,778
Restricted cash	4,707	5,039
Accounts receivable, net of allowance of $18,049 (December 31, 2009 - $18,307)	204,370	214,285
Income tax recoverable	14,308	14,453
Inventories	10,062	9,458
Prepaid expenses and other current assets	22,984	23,480
Deferred income tax	16,067	15,800
	342,697	382,293
Other receivables	6,132	6,269
Other assets	26,064	28,058
Fixed assets	75,472	75,939
Deferred income tax	12,732	12,152
Intangible assets	160,196	164,592
Goodwill	341,353	340,227
	621,949	627,237
	$964,646	$1,009,530

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$52,490	$61,788
Accrued liabilities	169,825	207,880
Income tax payable	1,379	7,665
Unearned revenues	23,927	21,343
Long-term debt – current (note 9)	21,462	22,347
Deferred income tax	406	-
	269,489	321,023
Long-term debt – non-current (note 9)	214,753	213,647
Convertible debentures (note 9)	77,000	77,000
Other liabilities	20,968	27,606
Deferred income tax	40,100	40,052
	352,821	358,305
Non-controlling interests (note 11)	168,487	164,168

Shareholders’ equity
Preferred shares (note 15)	144,307	144,307
Common shares	95,234	90,994
Contributed surplus	25,608	26,028
Deficit	(114,542)	(114,016)
Accumulated other comprehensive earnings	23,242	18,721
	173,849	166,034
	$964,646	$1,009,530

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Deficit	Accumulated other comprehensive earnings (loss)	Total shareholders’ equity
Balance, December 31, 2008	5,772,274	$144,307	29,333,484	$86,913	$25,899	$(59,061)	$1,083	$199,141
Comprehensive earnings:
Net loss	-	-	-	-	-	(48,248)	-	(48,248)
Foreign currency translation adjustments	-	-	-	-	-	-	(2,898)	(2,898)
Less: amount attributable to NCI	-	-	-	-	-	-	(34)	(34)
Unrealized gain on available-for-sale equity securities, net of income tax of $51	-	-	-	-	-	-	231	231
Comprehensive earnings								(50,949)
NCI share of loss	-	-	-	-	-	4,210	-	4,210
NCI redemption increment	-	-	-	-	-	(1,916)	-	(1,916)
Subsidiaries’ equity transactions	-	-	-	-	81	-	-	81
Subordinate Voting Shares:
Stock option expense	-	-	-	-	463	-	-	463
Stock options exercised	-	-	60,755	342	-	-	-	342
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(2,525)	-	(2,525)
Balance, March 31, 2009	5,772,274	$144,307	29,394,239	$87,255	$26,443	$(107,540)	$(1,618)	$148,847

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Deficit	Accumulated other comprehensive earnings	Total shareholders’ equity

Balance, December 31, 2009	5,772,274	$144,307	29,624,910	$90,994	$26,028	$(114,016)	$18,721	$166,034
Comprehensive earnings:
Net earnings	-	-	-	-	-	6,637	-	6,637
Foreign currency translation adjustments	-	-	-	-	-	-	4,702	4,702
Less: amount attributable to NCI	-	-	-	-	-	-	(181)	(181)
Comprehensive earnings								11,158
NCI share of earnings	-	-	-	-	-	(4,348)	-	(4,348)
NCI redemption increment	-	-	-	-	-	(290)	-	(290)
Subsidiaries’ equity transactions	-	-	-	-	(62)	-	-	(62)
Subordinate Voting Shares:
Stock option expense	-	-	-	-	839	-	-	839
Stock options exercised	-	-	228,750	4,240	(1,257)	-	-	2,983
Tax benefit on options
exercised	-	-	-	-	60	-	-	60
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(2,525)	-	(2,525)
Balance, March 31, 2010	5,772,274	$144,307	29,853,660	$95,234	$25,608	$(114,542)	$23,242	$173,849

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with accounting principles generally accepted in the United States of America

	Three months ended March 31
	2010	2009
Cash provided by (used in)

Operating activities
Net earnings (loss)	$6,637	$(48,248)
Net loss from discontinued operations	-	3,921
Items not affecting cash:
Depreciation and amortization	11,511	12,260
Goodwill impairment charge	-	29,583
Deferred income tax	(393)	2,218
Other	(7,362)	851

Changes in non-cash working capital:
Accounts receivable	9,890	8,098
Inventories	(605)	(177)
Prepaid expenses and other current assets	179	(950)
Payables and accruals	(46,668)	(40,484)
Unearned revenues	2,584	1,839
Other liabilities	(969)	126
Discontinued operations	-	(8,012)
Net cash used in operating activities	(25,196)	(38,975)

Investing activities Acquisitions of businesses, net of cash acquired (note 4)	(2,432)	(953)
Purchases of non-controlling interests	(45)	(10,876)
Purchases of fixed assets	(6,293)	(4,208)
Other investing activities	670	3,311
Discontinued operations	-	17
Net cash used in investing activities	(8,100)	(12,709)

Financing activities
Increase in long-term debt	5,221	46,528
Repayment of long-term debt	(5,000)	(9,000)
Proceeds received on exercise of stock options	2,983	342
Incremental tax benefit on stock options exercised	60	-
Dividends paid to preferred shareholders	(2,525)	(2,525)
Distributions paid to non-controlling interests	(1,385)	(3,248)
Net cash (used in) provided by financing activities	(646)	32,097
Effect of exchange rate changes on cash	4,363	(2,581)

Decrease in cash and cash equivalents	(29,579)	(22,168)

Cash and cash equivalents, beginning of period	99,778	79,642
Amounts held by discontinued operations, beginning of period	-	407
	99,778	80,049
Cash and cash equivalents, end of period	70,199	56,756
Amounts held by discontinued operations, end of period	-	1,125
	$70,199	$57,881

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2010 and the results of operations and its cash flows for the three month period ended March 31, 2010.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

3.
IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - On January 1, 2010, the Company adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

4.	ACQUISITIONS – During the three months ended March 31, 2010, no acquisitions were completed (2009 - acquisitions were completed for cash consideration of $859).

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  For acquisitions made after December 31, 2008, contingent consideration was recorded at fair value on the date of acquisition and totaled $949.  Such contingent consideration, if any, is paid in cash at the end of the contingency period.  The fair value recorded on the consolidated balance sheet as at March 31, 2010 was $825.

The contingent consideration on acquisitions made before January 1, 2009 is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable, including interest, if any, as additional costs of the acquired businesses.  Total contingent consideration recognized for the three month period ended March 31, 2010 was nil (March 31, 2009 - nil).  Contingent consideration paid during the three month period ended March 31, 2010 was $2,432 (March 31, 2009 - $94) and the amount payable as at March 31, 2010 was nil (December 31, 2009 - $2,432).

As at December 31, 2009, there was contingent consideration outstanding of up to a maximum of $23,200 (December 31, 2009 - $23,400) in respect of both pre- and post-January 1, 2009 acquisitions.  The contingencies will expire during the period extending to February 2012.

5.
GOODWILL IMPAIRMENT CHARGE – A test for goodwill impairment is required to be completed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).

6.	ACQUISITION-RELATED ITEMS – Acquisition-related items are comprised of the following:

	Three months ended March 31
	2010	2009

Settlement of acquisition-related liability	$(4,593)	$-
Contingent consideration fair value adjustments	(137)	-
Transaction costs	171	-
	$(4,559)	$-

7.	OTHER EXPENSE (INCOME) – Other expense (income) is comprised of the following:

	Three months ended March 31
	2010	2009

Loss (earnings) from equity method investments	$1,661	$(22)
Other	(29)	(69)
	$1,632	$(91)

8.
INCOME TAX – The provision for income taxes for the three months ended March 31, 2010 reflected an effective tax rate of (3)% compared to a combined statutory rate of approximately 34%.  The difference in rate was primarily attributable to (i) a valuation allowance recorded against deferred tax assets on net operating loss carry-forwards in the United States related to the current period, (ii) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (iii) the settlement of a liability initially recognized on the acquisition of a business in the amount of $4,593, which was not taxable.

During the three months ended March 31, 2010, the Company recognized a valuation allowance against deferred income tax assets in the amount of $3,898 (2009 - $12,482).  The total valuation allowance as of March 31, 2010 was $38,092 (December 31, 2009 - $34,194).

9.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the

Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” option with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

10.
FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	March 31, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Other receivables	$6,132	$6,132	$6,269	$6,269
Investment in Colliers CRE plc	13,337	15,481	14,883	14,200
Long-term debt	236,215	261,645	235,994	255,468
Convertible debentures	77,000	81,813	77,000	77,000

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2010:

		Fair value measurements at March 31, 2010
	Carrying value at March 31, 2010	Level 1	Level 2	Level 3

Interest rate swap	$211	$-	$211	$-

The fair value of the interest rate swap liability was based on a valuation done by the counterparty.

11.
NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2010	2009

Balance, January 1	$164,168	$196,765
NCI share of earnings (loss)	4,348	(4,210)
NCI share of other comprehensive earnings	181	34
NCI redemption increment	290	1,916
Distributions paid to NCI	(1,385)	(3,248)
Purchases of interests from NCI, net	885	(13,495)
NCI recognized upon business acquisitions	-	318
Balance, March 31	$168,487	$178,080

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2010 was $160,898.  If all put or call options were settled with Subordinate Voting Shares as at March 31, 2010, approximately 7,700,000 such shares would be issued.

12.	NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY – The following table sets out the earnings (loss) attributable to the Company’s common shareholders:

	Three months ended March 31
	2010	2009
Amounts attributable to the Company:
Net earnings (loss) from continuing operations	$1,999	$(42,636)
Discontinued operations	-	(3,318)
Net earnings (loss)	1,999	(45,954)
Preferred share dividends	2,525	2,525
Net loss attributable to common shareholders	$(526)	$(48,479)

13.
NET LOSS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended March 31
	2010	2009

Basic shares	29,694	29,356
Assumed exercise of Company stock options	215	15
Diluted shares	29,909	29,371

14.	STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2010, there were 25,750 options available for future grants (December 31, 2009 - 533,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were 520,000 stock options granted during the three months ended March 31, 2010 (2009 - none).  Stock option activity for the three months ended March 31, 2010 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,655,000	$18.22
Granted	520,000	19.15
Exercised	(228,750)	13.35
Forfeited	(12,750)	16.23
Shares issuable under options – End of period	1,933,500	$19.06	3.19	$8,961
Options exercisable – End of period	743,300	$20.58	2.01	$2,419

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2010 was $839 (2009 - $463).  As of March 31, 2010, there was $4,346 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the three month period ended March 31, 2010, the fair value of options vested was $1,503 (2009 - $1,393).

Subsidiary stock option plan
The Company has stock option plans at one of its subsidiaries.  The impact of potential dilution from these plans, if any, is reflected in the Company’s diluted earnings per common share.

15.
PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period December 31, 2009 to March 30, 2010, was paid on March 31, 2010.  Each Preferred Share has a stated amount of $25.00.  As at March 31, 2010, the Company may redeem each Preferred Share for $25.50 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.50.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

16.
CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended March 31

2010
Revenues	$154,085	$146,851	$101,412	$43	$402,391
Operating (loss) earnings	(459)	8,311	8,601	(4,321)	12,132

2009
Revenues	$118,489	$146,617	$95,882	$21	$361,009
Operating (loss) earnings	(51,716)	8,728	11,563	(2,848)	(34,273)

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended March 31

2010
Revenues	$298,736	$41,977	$26,881	$34,797	$402,391
Total long-lived assets	428,271	51,985	37,838	58,927	577,021

2009
Revenue	$279,992	$38,854	$15,615	$26,548	$361,009
Total long-lived assets	421,620	66,795	31,340	47,893	567,648

18.
SUBSEQUENT EVENTS – On April 14, 2010, the Company’s shareholders approved an amendment to the Company stock option plan increasing the total number of Subordinate Voting Shares available for future grants under the plan by 800,000.  On April 30, 2010, the Company acquired non-controlling interests in a subsidiary valued at $14,589, which was settled with a combination of cash and Subordinate Voting Shares.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(in US Dollars)
May 4, 2010

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2010 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2009.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the three month period ended March 31, 2010 and up to and including May 4, 2010.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

Consolidated review

The operating results for our first quarter ended March 31, 2010 reflected significant increases in consolidated revenues and profitability, most notably through strong improvements in brokerage activity at our Commercial Real Estate (“CRE”) segment relative to the first quarter of 2009.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Results of operations - three months ended March 31, 2010

Revenues for our first quarter were $402.4 million, 11% higher than the comparable prior year quarter.  Acquisitions contributed 1% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 4%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 6%.

First quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $20.1 million versus $12.4 million reported in the prior year quarter.  Our EBITDA margin was 5.0% of revenues versus 3.4% of revenues in the prior year quarter, while our operating earnings margin was 3.0% versus a loss of 9.5% in the prior year quarter.  The operating earnings for the quarter were $12.1 million, relative to a loss of $34.3 million in the prior year period, which was primarily attributable to a goodwill impairment charge in the CRE segment.

Depreciation and amortization expense totaled $11.5 million for the quarter ended March 31, 2010, relative to $12.3 million for the prior year quarter, which included a $1.5 million long lived asset impairment charge in the CRE segment.

We recorded a goodwill impairment charge in the amount of $29.6 million during the quarter ended March 31, 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in our CRE operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $4.1 million versus $2.7 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 5.4%, up from 4.2% in the prior year quarter due to the issuance of $77 million of 6.5% convertible unsecured subordinated debentures (“Convertible Debentures”) in November 2009, and a corresponding repayment of floating rate borrowings under our revolving credit facility.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $243.0 million versus $249.1 million a year ago.

The consolidated income tax rate was a 3% recovery, relative to 20% of the loss before income tax and non-controlling interest in the prior year’s quarter.  The current period’s rate was impacted by (i) a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below), (ii) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (iii) a gain on settlement of a contingent liability initially recognized on the acquisition of a business, which amounted to $4.6 million and was not taxable. The tax rate in the prior year quarter was affected by a valuation allowance as well as a goodwill impairment charge which was not tax deductible.

Net earnings from continuing operations for the quarter were $6.6 million, versus a loss of $44.3 million in the prior year quarter.  The change was primarily attributable to the goodwill impairment charge and a deferred tax valuation allowance, both taken during the prior year quarter.

The Commercial Real Estate segment generated $154.1 million of revenues during the first quarter, an increase of 30%.  Revenue growth measured in local currency was 18%, and was comprised primarily of increased brokerage activity, but also included gains in property management, appraisal and project management.  Regionally, Asia Pacific revenues were up 83% (55% on a local currency basis), North America revenues were up 16% (8% on a local currency basis) and Central Europe & Latin America revenues were up 3% (down 8% on a local currency basis).  First quarter EBITDA was $0.9 million, versus a loss of $11.5 million in the year-ago period, with the increase attributable to higher revenues and cost containment efforts undertaken during the past year.

Our Residential Property Management segment reported revenues of $146.9 million for the quarter, up slightly versus the prior year quarter.  After considering recently completed acquisitions, internal revenues declined 2%.  Work delays caused by snow cover in the mid-Atlantic states, as well as decisions by some clients to defer or cancel discretionary spending, caused a decline in ancillary service revenues including landscaping and swimming pool restoration.  This was partially offset by an increase in contractual property management revenues.  Residential Property Management EBITDA was $11.6 million relative to $11.5 million in the prior year quarter.

Property Services revenues were $101.4 million, an increase of 6% over the prior year period.  The revenue increase was attributable primarily to the residential property preservation and foreclosure services operations, with revenues at the segment’s consumer-oriented franchise operations also up 3% versus the prior year period.  EBITDA for the first quarter was $10.9 million versus $13.5 million in the one year ago period, as a result of significant operating leverage from a surge in new client activity in early 2009.

Quarterly corporate costs were $4.3 million, relative to $2.8 million in the prior year period.  The current period’s results were impacted by higher performance-based compensation accruals and foreign currency translation of Canadian dollar-denominated expenses.

Deferred income tax valuation allowance

We have incurred net operating losses for tax purposes in our CRE operations during the past three years.  The accounting impact of such losses is the recognition of deferred tax assets representing the future benefit of the tax loss carry-forwards.  As a result of uncertainty surrounding the realization of the benefit of the tax loss carry-forwards, a valuation allowance was recognized against the deferred income tax assets.  During the three months ended March 31, 2010, we recognized a valuation allowance in the amount of $3.9 million (2009 - $12.5 million).  The total valuation allowance as of March 31, 2010 was $38.1 million (December 31, 2009 - $34.2 million).  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American CRE operations.  The operating losses have a remaining statutory carry-forward period of 17 to 20 years.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4

(in thousands of US$, except per share amounts)

YEAR ENDED DECEMBER 31, 2010
Revenues	$402,391
Operating earnings	12,132
Net loss per share:
Basic	(0.02)
Diluted	(0.02)

YEAR ENDED DECEMBER 31, 2009
Revenues	$361,009	$425,344	$451,080	$465,789
Operating (loss) earnings	(34,273)	25,429	28,143	18,882
Net loss per share:
Basic	(1.65)	(0.07)	0.16	(0.32)
Diluted	(1.65)	(0.07)	0.16	(0.32)

YEAR ENDED DECEMBER 31, 2008
Revenues		$454,769	$450,051	$417,860
Operating earnings		35,278	35,442	12,410
Net earnings (loss) per share:
Basic		0.51	2.68	(1.36)
Diluted		0.47	2.66	(1.36)

OTHER DATA
EBITDA – 2010	$20,066
EBITDA – 2009	12,419	$41,183	$43,511	$35,954
EBITDA – 2008		47,113	47,451	29,797

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The CRE segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 21% of consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 7% of consolidated revenues.

Reconciliation of non-GAAP measures

EBITDA is defined as net earnings from continuing operations before non-controlling interest share of earnings, income taxes, interest, depreciation, amortization, goodwill impairment charges, acquisition-related accounting items, stock-based compensation expense and cost containment expense.  The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations.  The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US dollars)	Three months ended March 31
	2010	2009

Net earnings (loss) from continuing operations	$6,637	$(44,327)
Income tax	(213)	7,491
Other expense (income)	1,632	(91)
Interest expense, net	4,076	2,654
Operating earnings (loss)	12,132	(34,273)
Depreciation and amortization	11,511	12,260
Goodwill impairment charge	-	29,583
	23,643	7,570
Acquisition-related items	(4,559)	-
Stock-based compensation expense	982	1,637
Cost containment	-	3,212
EBITDA	$20,066	$12,419

Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on non-controlling interests (“NCI”); (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items, including the settlement of an acquisition-related liability, transaction costs and contingent consideration fair value adjustments; (v) stock-based compensation expense; (vi) cost containment expense; and (vii) deferred income tax valuation allowances related to tax loss carry-forwards.  The Company believes adjusted earnings per share is a useful measure of operating performance because it enhances the comparability of operating results from period to period.  This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP.  The Company's method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation appears below.

(in thousands of US dollars)	Three months ended March 31
	2010	2009

Net loss attributable to common shareholders	$(526)	$(48,479)
Non-controlling interest redemption increment	290	1,916
Company share of net (earnings) loss from discontinued operations, net of tax	-	3,318
Acquisition-related items	(4,559)	-
Amortization of intangible assets	4,751	6,521
Goodwill impairment charge	-	29,583
Stock-based compensation expense	982	1,637
Cost containment	-	3,212
Income tax on adjustments	(1,989)	(3,747)
Deferred income tax valuation allowance	3,898	12,482
Non-controlling interest on adjustments	1,538	(3,939)
Adjusted net earnings from continuing operations	$4,385	$2,504

(in US dollars)	Three months ended March 31
	2010	2009

Net loss per common share from continuing operations	$(0.02)	$(1.54)
Non-controlling interest redemption increment	0.01	0.07
Acquisition-related items	(0.08)	-
Amortization of intangible assets, net of tax	0.10	0.13
Goodwill impairment charge	-	0.93
Stock-based compensation expense, net of tax	0.02	0.03
Cost containment, net of tax	-	0.07
Deferred income tax valuation allowance	0.12	0.39
Adjusted diluted net earnings per common share from continuing operations	$0.15	$0.08

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2010 was $25.2 million, versus $39.0 million used in the prior year period ($31.0 million excluding discontinued operations).  The increase in operating cash flow from continuing operations of $5.8 million was attributable to improvements in earnings.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2010 was $243.0 million, versus $213.2 million at December 31, 2009.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from increases in working capital usage in the seasonally slow first quarter.  We are in compliance with the covenants within our financing agreements as at March 31, 2010 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $141.7 million of available un-drawn credit as of March 31, 2010, and a further $50.0 million available under an accordion provision subject to lender approval.

During the quarter ended March 31, 2010, we were party to interest rate swap agreements to exchange the fixed interest rate on the Company’s $100 million 5.44% senior notes for a floating rate based on LIBOR plus a spread.  The interest rate swaps are being accounted for as fair value hedges.  The fair value of the interest rate swaps as at March 31, 2010 was a liability of $211 (December 31, 2009 - liability of $1,307).

For the three months ended March 31, 2010, capital expenditures were $6.3 million.  Significant purchases included information technology systems in the CRE segment.  Based on our current operations, capital expenditures for the year ending December 31, 2010 are expected to be approximately $30.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $23.2 million as at March 31, 2010 ($23.4 million as at December 31, 2009) assuming all contingencies are satisfied and payment is due in full.  On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012. We estimate that, based on current operating results, approximately 10% of the contingent consideration outstanding as of March 31, 2010 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2010:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$232,411	$19,350	$114,529	$65,196	$33,336
Convertible Debentures	77,000	-	-	77,000	-
Capital lease obligations	3,804	2,112	1,631	61	-
Operating leases	204,950	51,565	109,590	17,851	25,944

Total contractual obligations	$518,165	$73,027	$225,750	$160,108	$59,280

At March 31, 2010, we had commercial commitments totaling $13.8 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.2%.

Non-controlling interests
In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	March 31, 2010	December 31, 2009

Commercial Real Estate	$19,416	$22,174
Residential Property Management	70,197	66,621
Property Services	71,285	67,992
	$160,898	$156,787

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at March 31, 2010, the NCI recorded on the balance sheet was $168.5 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.  On April 30, 2010, we acquired non-controlling interests in a subsidiary valued at $14.6 million, which was settled with a combination of cash and Subordinate Voting Shares.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 13, 19 and 20 to the December 31, 2009 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee.  There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2009.

Recently adopted accounting standards

On January 1, 2010, we adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77,000,000 principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November

3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,527,966 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof: (a) 1,933,500 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions.  On April 14, 2010, the Company’s shareholders approved an amendment to the Company stock option plan increasing the total number of Subordinate Voting Shares available for future grants under the plan by 800,000, bringing the total availability to 825,750.  During the three month period ended March 31, 2010, the Company did not repurchase any Subordinate Voting Shares or Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2010 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.